Exhibit 99.1

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

8 September 2004	4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam The Netherlands

Telephone: 31-20-301 2980 Fax: 31-20-404 2544

Australia Telephone: (02) 8274 5274 Fax: (02) 8274 5217

To our CUFS holders

The James Hardie 2004 Annual Information Meeting (AIM) – practical issues and registration requirements

As announced on 13 August 2004, the James Hardie Annual Information Meeting (AIM) and the Annual General Meeting (AGM) will shortly be held in Sydney and Amsterdam, respectively. The items of business for discussion at the AIM (Sydney, 15 September) and for consideration and vote at the AGM (Amsterdam, 17 September) were advised in the formal Notice of Meetings, lodged with the ASX and sent to CUFS holders on 13 August 2004.

If you plan to attend the Sydney AIM in person, please note the following important information regarding your attendance.

Arriving at the AIM

A number of unions have indicated an intention to conduct a protest outside the meeting venue at Darling Harbour. To avoid potential delay or disruption caused by this action, CUFS holders might consider arriving well before the scheduled start of 10am, to allow time to register with Computershare, our CUFS registry.

Registering

As advised with the Notice of Meetings, CUFS holders will be required to register their attendance as CUFS holders on the day of the meeting. As such, please bring identification and a record of your CUFS holder number to the meeting (a copy of this bar-coded letter will suffice). This will allow you to enter and take part in the meeting. At the meeting you will be able to submit your direction forms.

Some non-CUFS holders have been invited to attend the meeting. They include, for example, company representatives and advisers and certain sections of the media. Non-CUFS holder attendees will also be required to register (and will need to present some form of identification in order to do so). Non-CUFS holders will be observers of the meeting only.

NSW Special Commission of Inquiry

The AIM and The AGM are not able to formally consider or vote upon any matters relating to the NSW Special Commission of Inquiry, including matters relating to the establishment or funding of a statutory or other scheme for asbestos victims. The Company continues to await the outcome of the Commissioner’s report (due on 21 September 2004) and its recommendations, including any recommendations on scheme and funding proposals. In relation to any scheme proposal, the Company must also await the NSW Government’s response to these issues. Further announcements will be made when it is possible and appropriate to do so. There may be a meeting in this regard at some future stage.

Voting

As stated in the Notice of Meetings, no voting on the listed resolutions can take place at the AIM in Sydney, although CUFS holders will be able to lodge direction forms specifying how their vote is to be recorded at the AGM in the Netherlands.

Webcast

If you are not going to attend the meeting in person, the AIM will be broadcast live on the internet at www.jameshardie.com (select Investor Relations and then Annual Meetings). You can also listen to the meeting by conference call, by telephoning 02 9423 1645, or international +61 2 94231645.

Copies of the Notice of Meetings and other information regarding the AIM and the AGM can be obtained from the James Hardie website www.jameshardie.com or by contacting the Company’s registry: Computershare Investor Services Pty Ltd, GPO Box 7045 Sydney NSW 2000, telephone 1300 855 080 (international 61 3 94154000). Copies of the notice of meetings are also at James Hardie’s registered office in Amsterdam.

Yours faithfully

/s/ (Pim) Vlot

W (PIM) VLOT
COMPANY SECRETARY